Offer to Purchase

GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC

OFFER TO PURCHASE UP TO $48,900,000 IN OUTSTANDING

LIMITED LIABILITY COMPANY INTERESTS

DATED MARCH 27, 2023

LETTER OF TRANSMITTAL MUST BE RECEIVED BY

WEDNESDAY, APRIL 26, 2023

THE OFFER WILL EXPIRE AT

12:00 MIDNIGHT, EASTERN TIME, ON WEDNESDAY, APRIL 26, 2023,

UNLESS THE OFFER IS EXTENDED

To the Investors of Grosvenor Registered Multi-Strategy Master Fund, LLC:

Grosvenor Registered Multi-Strategy Master Fund, LLC, a closed-end, diversified, management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase, on the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with this Offer to Purchase constitutes the “Offer”), up to $48,900,000 of Interests or portions of Interests in the Fund. (As used in this Offer, the term “Interest” or “Interests”, as the context requires, refers to the limited liability company interests and portions thereof in the Fund representing beneficial interests in the Fund.) Purchases would be pursuant to tenders by investors of the Fund (“Investors”) at a price equal to their net asset value as of June 30, 2023, or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires (the “Valuation Date”). This Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability under the Fund’s Operating Agreement, as amended from time to time (the “LLC Agreement”).

The Offer will remain open until 12:00 midnight, Eastern Time, on April 26, 2023 (the “Initial Expiration Date”), or, if the Offer is extended, until any later date that corresponds to the extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the “Expiration Date.”

Unless otherwise instructed in the cover letter to this Offer, Investors who desire to tender an Interest, or a portion of an Interest, for purchase must complete and sign the attached Letter of Transmittal and submit it to the Fund for receipt on or before the Expiration Date. Investors who are clients of certain brokers may be instructed on the cover letter to this Offer to contact their financial intermediary directly in order to have the Fund purchase all or a portion of their Interests. Such Investors must contact their financial intermediary to ensure the proper completion and submission of the necessary documentation.

Investors should realize that the value of the Interests tendered in this Offer likely will change between February 28, 2023, (the last time net asset value was calculated) and the Valuation Date (June 30, 2023, unless the Offer is extended), when the value of the Interests tendered to the Fund for purchase is determined. Investors tendering their Interest should also note that although the tender offer expires on April 26, 2023 (unless the Offer is extended), they will remain Investors in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Valuation Date. Any tendering Investors that wish to obtain the estimated net asset value of their Interests should contact the Fund, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

Offer to Purchase – Master	Page 1

IMPORTANT

None of the Fund, Grosvenor Capital Management, L.P. (the “Adviser”), or any member of the Fund’s Board of Directors makes any recommendation on behalf of the Fund to any Investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests and, if they choose to do so, the portion of their Interests to tender.

Because each Investor’s investment decision is a personal one based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Investors should tender Interests pursuant to the Offer. No person has been authorized by the Fund to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund:

Grosvenor Funds

c/o BNY Mellon TA Alternative Investment RIC Funds

PO Box 534408

Pittsburgh, PA 15253-4408

Phone: 1-877-355-1469

Offer to Purchase – Master	Page 2

GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC

Offer to Purchase

Table of Contents

Page

1.	Summary Term Sheet	4

2.	Background and Purpose of the Offer	5

3.	Offer to Purchase and Price	6

4.	Amount of Tender	6

5.	Procedure for Tenders	6

6.	Withdrawal Rights	7

7.	Purchases and Payment	7

8.	Certain Conditions of the Offer	8

9.	Certain Information About the Fund	9

10.	Certain Federal Income Tax Consequences	10

11.	Miscellaneous	10

12.	Financial Statements	10

Offer to Purchase – Master	Page 3

1.	Summary Term Sheet

This summary highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•

The Fund expects, subject to the sole discretion of the board of directors of the Fund (the “Board of Directors”), to offer from time to time to buy a portion of its outstanding Interests at their net asset value (that is, the value of the Fund’s assets minus its liabilities), effective as of the last business day of each calendar quarter. The Board of Directors has authorized the Fund to offer to purchase Interests in the Fund in an amount up to $48,900,000. This Offer will remain open until 12:00 midnight, Eastern Time, on the Expiration Date, which is April 26, 2023, unless the Offer is extended. The net asset value of an Interest will be calculated for this purpose as of the Valuation Date, which is June 30, 2023, unless the Offer is extended. The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•

The Offer is being made to all holders of Interests and is not conditioned on any minimum amount of Interests being tendered. You may tender all or a portion of your Interests (defined as a specific dollar value). Partial tenders are subject to maintenance of a minimum account balance of at least $25,000 in the Fund subject to the conditions set forth below. If the tender amount would cause your account balance to fall below $25,000, the Fund reserves the right to reduce the amount to be purchased so that a minimum $25,000 account balance is maintained.

•

If you tender Interests and the Fund purchases those Interests, you will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for you by BNY Mellon Investment Servicing (U.S.) Inc. (the “Administrator”), entitling you to:

i)

an initial payment (the “Initial Payment”) in cash and/or marketable securities equal to at least 95% of the unaudited net asset value, determined as of the Valuation Date, of the Interest tendered and purchased, which will be paid to you (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from any investment funds if the Fund has requested withdrawals of its capital from investment funds to fund the purchase of Interests; and

ii)

a contingent payment (the “Contingent Payment”) in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the investment funds) over (b) the Initial Payment. The Contingent Payment, if any, will generally be payable within 120 days after the Valuation Date. See Section 7.

•

If the Fund accepts the tender of your entire Interest or a portion of your Interest, your proceeds will be funded from one or more of the following sources: cash on hand; withdrawals of capital from the investment funds in which the Fund invests; the proceeds of the sale of or delivery of portfolio securities held by the Fund; or borrowings. See Section 7.

•

Until the expiration of the Offer, you have the right to change your mind and withdraw any tenders of your Interest. If the Fund has not yet accepted your tender of an Interest (or portion of an Interest) before May 19, 2023 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Interest after such date. Interests withdrawn prior to the Expiration Date may be re-tendered on or before the Expiration Date by following the tender procedures described herein. See Section 6.

•

If you would like the Fund to purchase your entire Interest or a portion of your Interest, and unless otherwise instructed on the cover letter to this Offer, you must complete, sign and either (i) mail the enclosed Letter of Transmittal to the Fund at the address listed on page 2 of this Offer to Purchase or (ii) e-mail the Letter of Transmittal to grosvenordeinvservices@bnymellon.com (please include the words “Grosvenor Fund Tender Documents” in the subject line). The Fund recommends that mailed documents be submitted by certified mail, return receipt requested. All requests to tender Interests must be received by the Fund in good order before

Offer to Purchase – Master	Page 4

12:00 midnight, Eastern Time, on the Expiration Date, which is April 26, 2023, unless the Offer is extended. See Section 5.

•

If you would like to obtain the estimated net asset value of your Interest, which is calculated monthly, contact the Fund at the address listed on page 2 or at (877) 355-1469, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m., Eastern Time. The value of your Interest will likely change between the date its net asset value was last calculated and the Valuation Date, which is June 30, 2023, unless the Offer is extended, when the value of Interests tendered and accepted for purchase will be determined for purposes of calculating the purchase price for such Interests. See Section 3.

•

Please note that the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on the Expiration Date, which is April 26, 2023, unless the Offer is extended. Also note that although the Offer will expire on the Expiration Date, you will remain an Investor in the Fund, with respect to any Interest you tender that is accepted for purchase by the Fund through the Valuation Date. Accordingly, the value of your tendered Interest may rise or fall until the Valuation Date.

•	If you elect to tender, it is your responsibility to confirm, and it is strongly recommended that you confirm, receipt of the Letter of Transmittal by the Fund. See Section 5.

2.	Background and Purpose of the Offer

The purpose of this Offer is to provide liquidity to Investors who hold Interests in the Fund, as contemplated by and in accordance with the procedures set forth in the LLC Agreement. The LLC Agreement, which was provided to each Investor in advance of subscribing for Interests, provides that the Board of Directors has the discretion to determine whether the Fund will purchase Interests from time to time from Investors pursuant to written tenders. The Adviser expects that it will recommend to the Board of Directors that the Fund purchase Interests from Investors four times each year, effective as of the last day of each calendar quarter. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Adviser, the Board of Directors has approved the Offer, after consideration of various matters, and the recommendation of the Adviser, in order to provide liquidity for Interests as contemplated in the LLC Agreement. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund, the Adviser, any director of the Fund or any person controlling the Fund or controlling the Adviser or any director of the Fund; and (ii) any other person, with respect to the Interests. However, the LLC Agreement provides that the Board of Directors will call a meeting of Investors for the purpose of determining whether the Fund should be dissolved in the event that the Fund does not at least once during any 24-month period repurchase any of the Interests tendered in accordance with the procedures determined by the Board of Directors from time to time.

The Fund’s assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program and the amount of the Offer. A reduction in the aggregate assets of the Fund may result in Investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that new and existing Investors make additional subscriptions for Interests from time to time, although there can be no assurances that such additional purchases will occur. Payment for Interests and portions of Interests purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of the first business day of each month, but is under no obligation to do so.

Offer to Purchase – Master	Page 5

Net Assets of the Fund

December 31, 2022	$ 193,844,337
January 31, 2023	$ 195,605,193
February 28, 2023	$ 194,109,735 (estimate)
March 1, 2023	$ 194,109,735 (estimate made with March 1 subscriptions)

3.	Offer to Purchase and Price

The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $48,900,000 of Interests that are properly tendered by Investors, and not withdrawn (in accordance with Section 6 below), before 12:00 midnight, Eastern Time, on the Expiration Date, which is April 26, 2023, unless the Offer is extended. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of the Valuation Date, payable as set forth in Section 7. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the start of business on March 1, 2023, the Fund had approximately $194,109,735 in Interests outstanding (based on the unaudited net asset value of such Interests and including subscriptions made as of March 1, 2023). Investors may obtain monthly estimated net asset value information, which the Fund calculates based on information it receives from the managers of investment funds in which the Fund invests, as of the most recent month-end, by contacting the Fund at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m., Eastern Time. The value of an Investor’s Interest will likely change between any such date and the Valuation Date, which is June 30, 2023, unless the Offer is extended, when the value of the Interests tendered by Investors will be determined for purposes of calculating the purchase price of Interests tendered and accepted for purchase.

4.	Amount of Tender

The Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered. Investors may tender all or a portion of their Interests (defined as a specific dollar value). Partial tenders are subject to maintenance of a minimum account balance of at least $25,000 in the Fund, subject to the conditions set forth below. If the tender amount would cause the account balance to fall below $25,000, the Fund reserves the right to reduce the amount to be purchased so that a minimum $25,000 account balance is maintained.

If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $48,900,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the tendered Interests unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If more than $48,900,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 6 below, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept a portion of each Interest tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.

5.	Procedure for Tenders

Investors wishing to tender Interests pursuant to the Offer should complete and execute a Letter of Transmittal either: (i) by mail to Grosvenor Funds, c/o BNY Mellon TA Alternative Investment RIC Funds, PO Box 534408, Pittsburgh, PA 15253-4408, or (ii) by e-mail to grosvenordeinvservices@bnymellon.com (please include the words “Grosvenor Fund Tender Documents” in the subject line). The completed and executed Letter of Transmittal must be received by the

Offer to Purchase – Master	Page 6

Fund, and in good order, no later than the Expiration Date. The Fund recommends that mailed documents be submitted to the Fund via certified mail, return receipt requested.

Investors wishing the Fund to confirm receipt of a Letter of Transmittal should include their e-mail address at the designated place on the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Investor tendering an Interest, including, but not limited to, the failure of the Fund to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Investor, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with a tender must be cured within such time as the Fund shall determine. A tender will not be deemed to have been made until the defects or irregularities relating to that tender have been cured or waived. None of the Fund, the Adviser, or the Board of Directors is obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	Withdrawal Rights

Pursuant to Rule 13e-4 of the Exchange Act, any Investor tendering an Interest pursuant to this Offer may withdraw the tender at any time before 12:00 midnight, Eastern Time, on the Expiration Date, which is April 26, 2023, unless the Offer is extended, and, if the Fund has not yet accepted an Investor’s tender of Interests at any time on or before May 19, 2023 (i.e., 40 business days from the commencement of the Offer), an Investor may withdraw its tender of Interests after May 19, 2023. To be effective, any notice of withdrawal must be timely received by the Fund at the address set forth on page 2. A form of notice of withdrawal of a tender is enclosed and is also available by calling the Fund at the telephone number indicated on page 2. The Fund determines questions as to the form and validity (including time of receipt) of notices of withdrawal, in its sole discretion, and its determinations are final and binding. Interests subject to a tender that has been properly withdrawn are not thereafter deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 5.

7.	Purchases and Payment

For purposes of the Offer, the Fund will be deemed to have accepted for purchase Interests that are tendered as of when it gives written notice to the tendering Investors of its election to purchase the Investor’s Interest. As stated in Section 3 above, the purchase price of an Interest tendered by any Investor and accepted for purchase will be the net asset value thereof as of the Valuation Date, which is June 30, 2023, if the Offer expires on the Initial Expiration Date, and otherwise the next occurring last business day of a calendar month which is at least sixty-five (65) days after the date on which the Offer expires. The net asset value will be determined after all allocations to capital accounts of the Investor required to be made by the LLC Agreement have been made.

An Investor whose Interest is tendered and accepted for purchase by the Fund will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for such Investor by the Administrator, entitling the Investor to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the “Initial Payment”). Payment of this amount will be made to the Investor within (a) thirty-five (35) calendar days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from any investment funds, if the Fund has requested withdrawals of its capital from such investment funds in order to fund the purchase of Interests. The promissory note also will entitle the Investor to receive a contingent payment in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and accepted for purchase by the Fund as of the Valuation Date (as it may be adjusted based upon subsequent revisions, if any, to the net asset values of the investment funds upon which the Fund’s determination of its net asset value is based) over (b) the Initial Payment (the “Contingent Payment”). The Contingent Payment, if any, will generally be payable within 120 days after the Valuation

Offer to Purchase – Master	Page 7

Date. The Fund reserves the right to purchase less than the amount the Investor tenders if the purchase would cause the Investor’s capital account to have a balance of less than $25,000.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Directors determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.

Any promissory notes paid to tendering Investors will be held for each Investor by the Administrator. Proceeds of the Initial Payment and any Contingent Payment will be wire transferred directly to the account designated by the Investor. Cash payments wired directly to such Investor accounts may be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account.

It is expected that cash payments for Interests acquired pursuant to the Offer will not exceed $48,900,000 (unless the Fund elects to purchase a greater amount) and will be derived from: (a) cash on hand; (b) withdrawal of capital from one or more of the investment funds in which the Fund invests; (c) the proceeds of the sale of securities and portfolio assets held by the Fund; or (d) possibly borrowings, as described below. There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the promissory notes, as described above. None of the Fund, the Adviser, the Board of Directors or any of the officers of the Fund have determined at this time to borrow funds to purchase tendered Interests in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Investors, withdrawal of capital from the investment funds in which the Fund invests, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

The repurchase of Interests is subject to regulatory requirements imposed by the Securities and Exchange Commission. The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board of Directors determines that modification of the repurchase procedures described above is required or appropriate, the Board of Directors will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board of Directors in its sole discretion deems appropriate. Following the commencement of an offer to repurchase Interests, the Fund may suspend or cancel such offer in certain circumstances upon the determination of a majority of the Board of Directors, including a majority of the directors that are “not interested” as that term is defined under the Investment Company Act of 1940, as amended (the “1940 Act”), that such suspension, postponement or termination is advisable for the Fund and its Investors, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments, to determine the value of its net assets, or other unusual circumstances.

Each Investor whose Interests (or portion thereof) have been accepted for repurchase will continue to be an Investor of the Fund until the Valuation Date (and thereafter if its Interests are repurchased in part) and may exercise its voting rights with respect to the repurchased Interests until the Valuation Date. Moreover, the account maintained in respect of an Investor whose Interests (or portion thereof) have been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the Valuation Date, and such Investor’s account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Valuation Date.

8.	Certain Conditions of the Offer

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension and of the new Expiration Date. In the event that the Fund so elects to extend the tender period, the Valuation Date for the purpose of determining the purchase price for tendered Interests will be the next occurring last business day of a calendar month which is at least sixty-five days (65) from the new Expiration Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel or suspend the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation or suspension not to purchase or pay for any Interests tendered

Offer to Purchase – Master	Page 8

pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Interests tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

Please note that the Fund has the right to cancel, amend or postpone this Offer at any time prior to the Expiration Date. The Fund may cancel or suspend the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Investors if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to cancel or suspend the Offer.

9.	Certain Information About the Fund

The Fund is registered under the 1940 Act, as a closed-end, diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and its telephone number is (312) 506-6500. The president and principal financial officer of the Fund are Scott J. Lederman and Kathleen P. Sullivan, respectively. Their address is c/o Grosvenor Registered Multi-Strategy Master Fund, LLC, 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and the telephone number is (312) 506-6500. The principal executive office of the Adviser is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and it may be reached at (312) 506-6500. The members of the Board of Directors are Henry S. Bienen, Alan Brott, Brian P. Gallagher, Scott J. Lederman, Victor J. Raskin and Thomas G. Yellin. Their address is c/o the Fund at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and their telephone number is (312) 506-6500. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

Except as described below, none of the Fund, the Adviser, or the Board of Directors has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the first business day of each month) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund (although the Fund may decide to borrow amounts necessary to repurchase all or a portion of the tendered Interests); (d) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (e) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; (f) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person; or (g) any change in the identity of the Adviser or the officers or the directors of the Fund or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the investment advisory arrangement with the Adviser.

To the Fund’s knowledge, no executive officer, director, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest owned by any executive officer, director or other affiliate of the Fund pursuant to the Offer.

Other than the acceptance of subscriptions as of February 1, 2023, and March 1, 2023, and the previous tender offer for the repurchase of Interests, there have been no transactions involving the Interests that were effected during the past 60 days by the Fund, the Adviser, and any director or officer of the Fund, or any person controlling the Fund or the Adviser. The Fund’s previous tender offer for the repurchase of Interests had an expiration date of January 25, 2023.

Offer to Purchase – Master	Page 9

10.	Certain Federal Income Tax Consequences

The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences of a purchase of their Interests by the Fund pursuant to the Offer.

In general, an Investor from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. The Investor generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor’s then adjusted tax basis in such Investor’s Interest. An Investor’s basis in the Investor’s remaining Interest will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor’s basis in such Investor’s Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Valuation Date. Money distributed to an Investor in excess of the adjusted tax basis of the Investor’s Interest is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor’s then adjusted tax basis in the Investor’s repurchased Interest. In the unlikely event that the Fund uses securities rather than cash as consideration, there would be different tax consequences.

11.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from, Investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer. A copy of this statement may be obtained from the Fund by contacting the Fund at the address and telephone number set forth on page 2 or from the Securities and Exchange Commission’s internet website, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549. (For more information about its operation, call (202) 551-8090).

12.	Financial Statements

The following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, are incorporated by reference in their entirety: audited financial statements for the period ended March 31, 2021, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on June 7, 2021 (Accession No. 0001193125-21-184183) and audited financial statements for the period ended March 31, 2022, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on June 6, 2022, (Accession No. 0001193125-22-168482).

Copies of these financial statements may be obtained by visiting the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (877) 355-1469.

Offer to Purchase – Master	Page 10